Exhibit 99.21

Borden Ladner Gervais llp Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto, ON, Canada M5H 4E3 T 416.367.6000 F 416.367.6749 blg.com

March 22, 2021

VIA SEDAR

Ontario Securities Commission (Principal Regulator)

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

The Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames

Re:	Vox Royalty Corp. (the “Company”)

We refer to the prospectus supplement of the Company dated March 22, 2021 (the “Supplement”) to the short form base shelf prospectus of the Company dated October 2, 2020.

We hereby consent to the reference to, and use of, our firm name and opinion under the heading “Eligibility for Investment”, and to the reference to our name on the second page of the Supplement and under the heading “Legal Matters”.

We confirm that we have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are derived from our opinion or that are within our knowledge as a result of the services performed by us in connection with the preparation of the Supplement.

Yours truly,

BORDEN LADNER GERVAIS LLP

(signed) “Borden Ladner Gervais LLP”

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